SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Diametrics Medical, Inc.

(Name of Issuer)

COMMON STOCK, par value $0.01

(Title of Class of Securities)

252532 10 6

CUSIP Number

BCC Acquisition II LLC

c/o Bay City Capital LLC

750 Battery Street

Suite 400

San Francisco, California 94111

(415) 676-3830

with a copy to:

Timothy G. Hoxie, Esq.

Heller Ehrman White & McAuliffe LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6052

(Name, address and telephone number

of person authorized to receive notices and communications)

May 28, 2004

(Date of Event which requires

filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

(Page 1 of 14 Pages)

CUSIP NO. 252532 10 6	13D	Page 2 of 14 pages
Amendment No. 4

1)	NAMES OF REPORTING PERSONS BCC Acquisition II LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER -0- 8) SHARED VOTING POWER up to 6,600,411 shares 9) SOLE DISPOSITIVE POWER -0- 10) SHARED DISPOSITIVE POWER up to 6,600,411 shares

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON up to 6,600,411 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.59%

14)	TYPE OF REPORTING PERSON OO

CUSIP NO. 252532 10 6	13D	Page 3 of 14 pages
Amendment No. 4

1)	NAMES OF REPORTING PERSONS The Bay City Capital Fund I, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC, AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER -0- 8) SHARED VOTING POWER up to 6,600,411 shares 9) SOLE DISPOSITIVE POWER -0- 10) SHARED DISPOSITIVE POWER up to 6,600,411 shares

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON up to 6,600,411 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.59%

14)	TYPE OF REPORTING PERSON PN

CUSIP NO. 252532 10 6	13D	Page 4 of 14 pages
Amendment No. 4

1)	NAMES OF REPORTING PERSONS Bay City Capital Management LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER -0- 8) SHARED VOTING POWER up to 6,600,411 shares 9) SOLE DISPOSITIVE POWER -0- 10) SHARED DISPOSITIVE POWER up to 6,600,411 shares

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON up to 6,600,411 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.59%

14)	TYPE OF REPORTING PERSON OO

CUSIP NO. 252532 10 6	13D	Page 5 of 14 pages
Amendment No. 4

1)	NAMES OF REPORTING PERSONS Bay City Capital LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3)	SEC USE ONLY

4)	SOURCE OF FUNDS AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER -0- 8) SHARED VOTING POWER up to 6,600,411 shares 9) SOLE DISPOSITIVE POWER -0- 10) SHARED DISPOSITIVE POWER up to 6,600,411 shares

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON up to 6,600,411 shares

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.59%

14)	TYPE OF REPORTING PERSON OO

CUSIP NO. 252532 10 6	13D	Page 6 of 14 pages
Amendment No. 4

INTRODUCTION

BCC Acquisition II LLC, a Delaware limited liability company (“BCC Acquisition”), hereby files this Amendment No. 4 (the “Amendment”) to the Statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (as amended, the “Statement”) on behalf of the Reporting Persons. Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

The Bay City Capital Fund I, L.P., a Delaware limited partnership (“BCC”), is the managing member of BCC Acquisition. Bay City Capital Management LLC, a Delaware limited liability company (“BCC Management”), is the general partner of BCC. Bay City Capital LLC, a Delaware limited liability company (“BCC LLC”), provides investment advice to BCC.

On May 28, 2004, BCC Acquisition entered into that certain Consent and Amendment by and among the Issuer and certain others (the “Consent”) which amends the Note Purchase Agreement, dated August 8, 1998 by and among the Issuer, BCC Acquisition and others, as amended by that First Amendment to Note Purchase Agreement dated as of April 7, 2003, as further amended by that Second Amended and Limited Waiver to Note Purchase Agreement dated as of August 13, 2003, and as further amended by that certain Limited Waiver and Amendment dated as of January 14, 2004 (as amended, the “Purchase Agreement”), all of which have been previously reported. The Consent (a) defers interest payments due on June 4, 2004 and September 4, 2004 under the Purchase Agreement until December 31, 2004 and (b) amends the exercise price of the warrants acquired by BCC pursuant to the Purchase Agreement to be the lower of (i) $0.09 per share of Common Stock and (ii) the closing price of the Issuer’s Common Stock on the OTC Bulletin Board on May 28, 2004. As a condition to and contemporaneously with this transaction, BCC Acquisition (a) purchased 5,000 shares of the Issuer’s Series G

CUSIP NO. 252532 10 6	13D	Page 7 of 14 pages
Amendment No. 4

Preferred Stock for a purchase price of $500,000 and (b) received a warrant to purchase up to 1,000,000 shares of Issuer Common Stock at the exercise price described above (the “Warrant”).

Item 2.	Identity and Background

This Amendment is filed on behalf of BCC Acquisition, BCC, BCC Management and BCC LLC, which serves as an investment advisor to BCC Management pursuant to an advisory agreement. BCC Acquisition, BCC, BCC Management and BCC LLC are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

a.	BCC Acquisition

The principal executive offices of BCC Acquisition are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. BCC Acquisition is a manager-managed Delaware limited liability company formed for the purpose of completing the transactions described in the Statement, as amended. The members of BCC Acquisition are BCC and Bay Investment Group, L.L.C., a Delaware limited liability company (“BIG”). The manager of BCC Acquisition is BCC, which has sole voting power and dispositive power with respect to the business, properties and affairs of BCC Acquisition.

b.	BCC

The principal executive offices of BCC are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. BCC is a Delaware limited partnership the principal business of which is making investments in a variety of special situations, including without limitation,

CUSIP NO. 252532 10 6	13D	Page 8 of 14 pages
Amendment No. 4

recapitalizations and biotechnology companies. BCC is the manager of BCC Acquisition and has sole voting power and dispositive power with respect to the business, properties and affairs of BCC Acquisition.

c.	BCC Management

The principal executive offices of BCC Management are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. BCC Management is a Delaware limited liability company the principal business of which is serving as the general partner of BCC. The members of BCC Management are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, L.L.C., a Delaware limited liability company. Each member has a 50% membership interest in BCC Management. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management are set forth on Schedule 1 hereto.

d.	BCC LLC

The principal executive offices of BCC LLC are located at 750 Battery Street, Suite 400, San Francisco, California, 94111. The principal business of BCC LLC is to provide consulting and other investment banking services to life sciences companies. BCC LLC is a Delaware limited liability company. The members of BCC LLC and their current interests in BCC LLC are as follows: PCP-BCC Acquisition, LLC, a Delaware limited liability company (“PCP-BCCA”), which had purchased all of BCC Amalgamated, L.L.C.’s interest in BCC LLC as of March 24, 2004 (65.23%); Frederick B. Craves (21.74%); Sanford Zweifach (5.80%); Carl Goldfischer (5.80%); and Lori Robson (1.43%). The names, business addresses, principal occupations and

CUSIP NO. 252532 10 6	13D	Page 9 of 14 pages
Amendment No. 4

citizenship of the managing directors and managers of BCC LLC are set forth on Schedule 2 hereto.

During the last five years, none of the Reporting Persons, nor any of their individual managers of executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

BCC Acquisition used working capital funds to pay the $500,000 purchase price in connection with the transaction reported herein.

Item 4.	Purpose of Transaction

The purpose of the transaction is to acquire Series G Preferred Stock of the Issuer and the Warrant in connection with the Consent’s amendment of the Purchase Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5, paragraphs (a) and (b), is amended to read as follows:

(a) and (b)

The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon Issuer’s report on Form 10-Q for the quarter ending March 31, 2004, that it had 29,222,993

CUSIP NO. 252532 10 6	13D	Page 10 of 14 pages
Amendment No. 4

shares of Common Stock outstanding as of April 30, 2004) beneficially owned by each person named in Item 2, as well as the number of Shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions described in Item 4 of this Amendment, is set forth in the following table.

(This table shows the approximate number of shares that could be acquired upon purchase and payment pursuant to the Consent and the Purchase Agreement, and includes the warrant shares that would be received upon complete exercise of any warrant and complete conversion of any note.)

Reporting Person	No. of Shares Beneficially Owned	Percentage of Class	Power to Vote		Power to Dispose
			Shared	Sole	Shared	Sole

BCC Acquisition I	up to 6,600,411	22.59%	up to 6,600,411		up to 6,600,411

BCC Fund I, L.P.	up to 6,600,411	22.59%	up to 6,600,411		up to 6,600,411

BCC Management LLC	up to 6,600,411	22.59%	up to 6,600,411		up to 6,600,411

BCC LLC	up to 6,600,411	22.59%	up to 6,600,411		up to 6,600,411

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2 of the Statement.

CUSIP NO. 252532 10 6	13D	Page 11 of 14 pages
Amendment No. 4

(c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as previously reported or as described in the Introduction and Item 4 above.

(d) To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

All existing contracts, arrangements, understandings or relationships have been previously reported in the Statement, as amended to date.

Item 7.	Materials to Be Filed as Exhibits

None.

CUSIP NO. 252532 10 6	13D	Page 12 of 14 pages
Amendment No. 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2004

BCC Acquisition II LLC

By:	Its Manager The Bay City Capital Fund I, L.P.

	By:	Its General Partner Bay City Capital Management LLC

		By:	/s/ FREDERICK B. CRAVES

		Name:	Frederick B. Craves
		Its:	Manager and Managing Director

CUSIP NO. 252532 10 6	13D	Page 13 of 14 pages
Amendment No. 4

Schedule 1 to Schedule 13D

Bay City Capital Management LLC

Managers and Executive Officers

Name and Business Address (1)	Title	Present Principal Occupation or Employment

Frederick B. Craves Bay City Capital Management LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Manager	Chairman, Manager and Managing Director of Bay City Capital LLC and Manager of Bay City Capital Management LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, III. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, III. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1)	Each of Messrs. Craves, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.

CUSIP NO. 252532 10 6	13D	Page 14 of 14 pages
Amendment No. 4

Schedule 2 to Schedule 13D

Bay City Capital LLC

Managers and Executive Officers

Name and Business Address (1)	Title	Present Principal Occupation or Employment

Frederick B. Craves Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Chairman, Manager	Chairman, Manager and Managing Director of Bay City Capital LLC

Carl Goldfischer Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Manager and Managing Director	Manager and Managing Director of Bay City Capital LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, III. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, III. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1)	Each of Messrs. Craves, Goldfischer, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.